Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management's Discussion & Analysis

For the Six months ended February 28, 2021

1.1.1	Date April 14, 2021

Introduction

The following management's discussion and analysis, prepared as of February 28, 2021, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc., (the "Company") and should be read in conjunction with the Company's financial statements for the six months ended February 28, 2021 and audited financial statements for the year ended August 31, 2020 and the notes thereto. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with IAS 34: Interim Financial Reporting.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (MD&A) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

1.1.5	Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Performance Summary

The following is a summary of significant events and transactions that occurred during the six months ended February 28, 2021:

On November 23, 2020, the Company announced the pricing of its initial public offering of 2,400,000 common shares at a price of US$10.00 per share for gross proceeds of US$24,000,000, before deducting underwriting discounts, commissions and offering expenses. Vision has granted the underwriter a 45-day option to purchase up to an additional 360,000 common shares at the initial public offering price, less discounts and commissions, to cover over-allotments. The common shares are listed on the Nasdaq Capital Market under the ticker symbol “VMAR” and began trading on November 24, 2020.  The Offering closed on November 27, 2020, subject to closing conditions. ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book running manager for the offering.

On November 27, 2020, the Company announced the closing of its initial public offering of 2,760,000 common shares at a price of US$10.00 per share, which includes 360,000 shares sold upon full exercise of the underwriter’s option to purchase additional common shares. The gross proceeds from the offering, including the exercise of the over-allotment option, were US$27,600,000, before deducting underwriting discounts, commissions and offering expenses.

On December 2, 2020, the Company announced that the Co-Founder and Chief Executive Officer, Alex Mongeon, rang the virtual Nasdaq Closing Bell to celebrate the Company’s listing to the Nasdaq Capital Markets.

On January 28, 2021, the Company announced that it signed a purchase order with Boat Fix, Inc. (“Boat Fix”), a leading boat maintenance and tracking services provider, to outfit its electric powerboat fleet with Boat Fix’s customized telematics devices as well as a monitoring software application and customer support and services.

On February 23, 2021, the Company announced that it acquired MAC Engineering's intellectual property relating to marine outboard electronic systems. MAC Engineering, the European distributor of the UQM brand, and one of the global leaders in medium and high-power electric motors in the USA, is the highly regarded designer of propulsion and battery management systems and components for electric vehicles. Under the terms of the transaction, Vision Marine has acquired all of MAC’s electric technological components, know-how and software relating to the manufacture, production, use, sale, rental and distribution of marine outboard electronic systems. Vision Marine is also pleased to announce that Xavier Montagne, Chief Executive Officer of MAC Engineering, will be joining Vision Marine as its Chief Technology Officer.

Financings

During the six months ended February 28, 2021, the Company issued the following shares and debt financing.

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of US$10.00 ($13.22) per share for proceeds of US$25,287,624 ($33,430,239) net of a US$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to US$380,376 ($502,857). Also netted against the proceeds from the Offering are professional fees amounting to $271,726 that were previously recorded in prepaid expenses.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489. On the same day, the Board of Directors authorized the issuance of 3,039 Voting Common Shares for a total consideration of $39,200 which remains receivable on February 28, 2021 and is presented in the share subscriptions receivable.

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of US $15.07 (approximately $19.13) as part of the consideration paid for the for the acquisition of intellectual property Transaction.

Incentive Stock Options

During the six months ended February 28, 2021, the Company granted the following stock options; On October 23, 2020, the Company granted 10,810 options at an exercise price of $3.70 per share; on November 24, 2020, the Company granted 440,000 stock options at an exercise price of $16.53 per share and on February 23, 2021, 190,000 stock options at an exercise price of $15.76 per share to directors, officers, employees and consultants of the Company.  The stock options will expire between 5 and 10 years from the grant date.

1.2	Selected Annual Financial Information

	Year Ended August 31, 2020	Year Ended August 31, 2019
	$	$
Revenue	2,417,173	2,869,377
Gross Profit	604,390	1,285,364

Expenses	(2,858,613)	(987,911)

Earnings/(Loss) before Income Tax	(2,254,223)	297,453

Income Taxes	(21,309)	(64,387)
Net and comprehensive income/(loss)	(2,275,532)	233,066
Basic & Diluted Income/(Loss) per Share	(0.56)	0.06

Balance Sheet
Working Capital	533,760	(92,765)
Total Assets	3,631,625	1,914,062
Total Long Term Liabilities	932,877	587,330

1.3	Results of Operations

Non-GAAP Measures

The Company has disclosed non-GAAP measures to provide the reader with a better understanding of the gross margin for the three- and six-month periods ending February 28, 2021, by removing research and development costs as well as the related tax credit.  The Company has provided this information due to the variability of research and development activity levels which management determines to be useful information for the reader. Management uses this information to ensure that their gross margins are within company expectations.

Three months ended February 28, 2021

Revenue for the three months ended February 28, 2021 was $189,886 (2020: $383,190), realising a 50% reduction from the three months ended February 29, 2020. The decrease was due to the impact of COVID-19 and the seasonality of the boating industry. Gross margin for the three months ended February 28, 2021, was $51,248 (2020: $220,556) and cost of sales of $138,638 (2020: $181,879), realising a 76% decrease from the three months ended February 29, 2020. However, after adjusting for research and development expense together with the related tax credit, the adjusted gross margin increases (Cost of Sales, 2021: $100,904 compared to $181,879) to 47% realising a decrease of 6% (please refer to non-GAAP measures section). The decrease in adjusted gross margin was caused by an increase in amortisation of right of use assets.

During the three months ended February 28, 2021, the Company incurred a net comprehensive loss of $4,453,314 compared to $199,610 net comprehensive loss for the corresponding period in 2020. The largest expense items that resulted in an increase in net comprehensive loss for the three months ended February 28, 2021 were;

•	Office salaries and benefits for the three months ended February 28, 2021 increased to $289,753 (2020: $92,447), caused by an increase in salaries to senior management so that they are better aligned with the market and the addition of new employees.

•	Professional fees for the three months ended February 28, 2021 increased to $351,191 (2020: $138,871), caused by an increase in legal and accounting fees related to the completion of the Company’s registration statement with regards to its initial public offering.

•	Office and general expenses for the three months ended February 28, 2021, increased to $256,809 (2019: $39,668), caused by the cost of directors and officers liability insurance and the fees to the Nasdaq.

•	Foreign exchange losses for the three months ended February 28, 2021, increased to $452,475 (2020: $(3,016)) as the Canadian dollar strengthened against the US Dollar during the period due to the addition of US dollars from the initial public offering.

•	Share-based payments for the three months ended February 28, 2021 increased to $3,015,283 (2020: $nil), as the Company granted 630,000 options priced between $15.76 and $16.53 to officers, directors and consultants. The Company uses the Black-Scholes method of valuing stock options.

The operating expenses for the three months ended February 28, 2021 increased to $4,521,256 (2020: $420,166); the increase in operating loss was caused by the aforementioned expenses for the year.

Six months ended February 28, 2021

Revenue for the six months ended February 28, 2021 was $463,722 (2020: $436,193), realising a 6% increase from the six months ended February 29, 2020. The increase was due to an increase in boats sales. Gross margin for the six months ended February 28, 2021, was $17,286 (2020: $233,560) and cost of sales of $446,436 (2020: $202,633), realising a 93% decrease from the six months ended February 29, 2020. However, after adjusting for research and development expense together with the related tax credit, the adjusted grow margin increases (cost of sales, 2021: $240,133 compared to 2020: $134,197) to 48% realising a decrease of 21% (please refer to non-GAAP measures section). The decrease in adjusted gross margin was caused by an increase in amortisation of right of use assets.

During the six months ended February 28, 2021, the Company incurred a net comprehensive loss of $6,352,721 compared to $477,797 net comprehensive loss for the corresponding period in 2020. The largest expense items that resulted in an increase in net comprehensive loss for the six months ended February 28, 2021 were;

•	Office salaries and benefits for the six months ended February 28, 2021 increased to $384,873 (2020: $167,603), caused by an increase in salaries to senior management so that they are better aligned with the market and the addition of new employees.

•	Professional fees for the six months ended February 28, 2021 increased to $745,258 (2020: $180,895), caused by an increase in legal and accounting fees related to the completion of the Company’s registration statement with regards to its initial public offering.

•	Office and general expenses for the six months ended February 28, 2021, increased to $527,978 (2019: $59,602), caused by the cost of directors and officers liability insurance and the fees to the Nasdaq.

•	Foreign exchange losses for the six months ended February 28, 2021, increased to $1,052,635 (2020: $(35,260)) as the Canadian dollar strengthened against the US Dollar during the period due to the addition of US dollars from the initial public offering.

•	Share-based payments for the three months ended February 28, 2021 increased to $3,401,530 (2020: $nil), as the Company granted 630,000 options priced between $15,76 and $16.53 to officers, directors and consultants. The Company uses the Black-Scholes method of valuing stock options.

The operating expenses for the six months ended February 28, 2021 increased to $6,370,007 (2020: $711,357); the increase in operating loss was caused by the aforementioned expenses for the year.

The Company incurred an increase in income taxes for the six months ended February 28, 2021, of $403,834 (2019: $nil), caused by an increase in deferred taxes.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems and electric boats. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. There is no assurance that equity funding will be possible at the times required by the Company. If no funds are can be raised and sales of its outboard powertrain systems and electric boats do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net and comprehensive loss of $6,756,555 during the six months ended February 28, 2021 and has a cash balance and a working capital surplus of $31,029,381 and $33,077,779, respectively, as at February 28, 2021. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of April 14, 2021, the Company had 8,040,338 issued and outstanding shares on a fully diluted basis.

The Company had $33,077,779, of working capital surplus as at February 28, 2021 compared to $533,760 working capital surplus as at August 31, 2020. The increase in working capital surplus resulted from the cash used in operations of $4,533,008, (2020: $252,677 cash generated from operations); cash provided/(used) in investing activities of $517,221 (2020: $34,560) resulting from the additions to property and equipment and a business combination; which was offset by financing activities generating cash of $34,782,789, (2020: $270,292), due to a decrease in long term debt of $250,000 (2019: $nil), and the issuance of capital stock realising net proceeds of $35,455,239 (2020:$ 175,075).

1.7	Capital Resources

As at February 28, 2021, the Company had cash and cash equivalents of $31,029,381 (2020: $89,675). The Company successfully listed its common shares on the Nasdaq through an initial public offering.

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments. The Company has not pledged its assets as security for loans, and is not subject to any debt covenants.

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

Remuneration of directors and key management of the Company

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Wages	356,000	55,000	451,000	109,000
Share-based payments – Stock options	2,927,000	-	3,133,000	-
	3,283,000	55,000	3,584,000	109,000

Related party transactions

Company controlled by the majority shareholder
California Electric Boat Company Inc.

Companies related through common ownership
Electric Boat Rental Ltd.
7858078 Canada Inc
Hurricane Corporate Services Ltd.

Company jointly controlled by the majority shareholder
9335-1427 Quebec Inc.

Ultimate founder shareholders and their individually controlled entities
Alexandre Mongeon
Patrick Bobby
Robert Ghetti
Immobilier R. Ghetti Inc.
Société de Placement Robert Ghetti Inc.

Founder shareholders
Gestion Toyma Inc.
Entreprises Claude Beaulac Inc. (former shareholder)
Gestion Moka Inc. (former shareholder)

The following table summarizes the Company’s related party transactions during the year:

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
	$	$	$	$
Revenues
Sale of boats
Electric Boat Rental Ltd.	43,000	-	43,000	-
Sales of parts and boat maintenance
Electric Boat Rental Ltd.	16,000	23,746	29,000	66,077
Expenses
Cost of sales
Electric Boat Rental Ltd.	12,000	-	17,000	-

The Company leases its Boisbriand premises from California Electric Boat Company Inc.

Related party balances

The following amounts are due to related parties;

	As at February 28, 2021	As at August 31, 2020
	$	$
Current advances to shareholders or indirect shareholders
9335-1427 Quebec Inc.	25,000	-
Alexandre Mongeon	14,200	-
	39,200	-
Due to shareholders and included in trade and other payables
Alexandre Mongeon	75,000	3,000
Patrick Bobby	75,740	2,400
Robert Ghetti	20,390	-
Hurricane Corporate Services Ltd.	47,775	-
	218,905	-
Current advances from shareholders or indirect shareholders
9335-1427 Quebec Inc.	-	104,931
Alexandre Mongeon	-	141,972
Patrick Bobby	-	139,473
Robert Ghetti	-	64,750
Immobilier R. Ghetti Inc.	-	16,487
Société de Placement Robert Ghetti Inc.	-	279,376
Gestion Toyma Inc.	-	151,500
	-	898,489

Advances to and from related parties are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed in the period in which they are incurred. Development costs are capitalized when it probable that the project will be a success considering its commercial and technical feasibility; the Company is able to use or sell the asset; the Company has sufficient resources and intent to complete its development; and its costs can be measured reliably. The Company has not capitalized any development costs.

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 3 of the Company's financial statements for the six months ending February 28, 2021.

Internal control over financial reporting and disclosure controls and procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management and the Board of Directors continue to work to mitigate the risk of material misstatement.

1.14 Financial Instruments and risk management

See Note 20 to the Company's financial statements for six months ended February 28, 2021.

1.15 Additional Information

HEAD OFFICE 730 Boulevard du Cure-Boivin Boisbriand, QC J7G 2A7 Tel: (450) 951 - 7009 Email: info@electricboats.ca	CAPITALIZATION (as at September 18, 2020) Shares Authorized: Unlimited Shares Issued: 5,177,649
OFFICERS & DIRECTORS

Alex Mongeon, CEO and Director Patrick Bobby COO and Director
Kulwant Sandher, CPA, CA, BSc (Eng.) Chief Financial Officer Robert Ghetti Director Luisa Ingargiola Director Steven Barrenechea Director Renaud Cloutier Director	AUDITORS BDO Canada LLP 1000 de la Gauchetière West, suite 200, Montreal, QC H3B 4W5 LEGAL COUNSEL Renno & Co LLP 400 - 3 Place Ville-Marie, Montreal, QC H3B 2E3